

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via Email
Shehzad Peermahomed
President
Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

Re: Salient Products Corporation
Registration Statement on Form S-1
Filed April 14, 2011
File No. 333-173508

Dear Mr. Peermahomed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to eliminate the reference to Rule 434 on the cover page. Also, revise to include the correct address of the Securities and Exchange Commission on page 38.

Cover Page

2.   You state on the cover page and on page 16 that the company is offering the shares of common stock on a "all or none basis" but you also state that there is "no minimum number of shares required to be purchased" in this offering. Further, we note your references to a "minimum" number of shares in the risk factor heading on page 11, tabular heading on page 15, and in the fifth paragraph on page 17. Please revise as appropriate throughout your registration statement to clarify that this offering is being conducted on an "all-or-none" basis, if true.

Item 3. Prospectus Summary, page 5

The Offering, page 6

3.   Please revise the line item "Net Proceeds to Company" to reflect either gross proceeds or indicate that that $40,000 proceeds is before expenses of the offering.

Risk Factors, page 8

General

4.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, revise your statement on page 38 that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

5.   It appears that your attorney is also serving as your escrow agent. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party. Also considering disclosing on the prospectus cover page that your attorney is serving as your escrow agent.

Item 4. Use of Proceeds, page 13

6.   We note from your disclosures on page 22 that you plan to sell your initial applications through your own online retail website, which is currently under construction. You further state that you estimate it will cost between $5,000 and $9,000 to develop your website. Tell us where these costs are reflected in your use of proceeds allocation.

Item 6. Dilution, page 14

7.   Please revise to include dilution information as of the most recent balance sheet date included in the filing (i.e. February 28, 2011).

Item 8. Plan of Distribution, page 16

8.   You state on the cover page and on page 16 that if all shares are not sold and the total
        offering amount "is not deposited by the expiration of the offering," all monies will be
        returned to investors. Clarify to state that the amount of funds actually collected in the
        escrow account from checks that have cleared the interbank payment system as reflected
        in the records of the insured depository institution is the only factor assessed in
        determining whether the minimum offering condition has been met. Refer to Rule 10b-9
        under the Exchange Act.

Deposit of Offering Proceeds, page 17

9.   Please disclose the name of the bank at which the proceeds from the sale will be
        deposited until minimum offering proceeds are raised.

Item 11. Information with Respect to the Registrant, page 20

10.   Please update the disclosure in the first paragraph regarding your accumulated losses for
        the most recent period presented in your financial statements. It appears that you had a
        net loss of $500 for the period ended February 28, 2011.

11.   We note your limited discussion of your competitors on page 23. Please expand the
        disclosure to provide a balanced explanation about the company's competitive position in
        the industry and methods of competition, including any negative factors pertaining to
        your competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 29

General

12.   Revise to include a liquidity and capital resources discussion pursuant to Item 11(h) of
        Form S-1 and Item 303(a)(1) and (2) of Regulation S-K. Please ensure you include a
        discussion of the minimum number of months that you will be able to conduct your
        planned operations using currently available capital resources.

Plan of Operations, page 30

13.   Please expand your disclosure to discuss your plan of operations if not all of the shares
        are sold in this offering and you are, therefore, forced to return all of the funds. In this
        regard, revise to provide a more detailed discussion of the extent to which you will be
        able to implement your business plan and describe the individual stages of the plan that
        you will be able to complete if this were to occur.

14.   You state on page 30 that your director has verbally agreed to advance the company
        funds to complete the registration process. You also state on page 8 that management
        plans to continue to provide for its capital needs through related party advances. Please
        disclose the material terms of any loans or advance to the company by related parties,
        including the amount that you expect from each source. Ensure that this disclosure is
        also included under Certain Relationships and Related Transactions on page 37. Finally,
        if the agreements are written, tell us what consideration you have given to filing the
        agreements as exhibits to the registration statement. See Item 601(b)(10)(ii)(a) of
        Regulation S-K.

15.   Please address any material costs associated with becoming a publicly reporting company
        and how you intend to pay for such expenses.

Directors and Executive Officers, page 33

16.   Please revise to include all of the positions held by Shehzhad Peermahomed. It appears
        that Mr. Peermahomed also serves as the Chief Financial Officer according to the
        signature page of the registration statement.

Executive Compensation, page 35

17.   It appears that you have not disclosed the executive compensation received by Matthew
        Turnbull, your founder and past President, in fiscal year 2010. We note your disclosure
        that he resigned on March 21, 2011 but Item 402(m)(2)(i) of Regulation S-K requires
        information regarding all individuals serving as the company's principal executive officer
        during the last completed fiscal year. Please advise.

Certain Relationships and Related Transactions, page 37

18.   Please provide disclosure regarding any "promoters" of your company as required by
        Item 404(d)(2) and Item 401(g) of Regulation S-K. In this regard, we note that Matthew
        Turnbull is a promoter, as defined in Rule 405 under the Securities Act of 1933, as he
        was involved in founding and organizing the company. Explain whether Mr. Turnbull
        received any consideration from the company and/or any third party for appointing the
        current President and resigning from the company.

Item 16. Exhibits and Financial Statement Schedules, page 40

19.   Please specify the "Additional Exhibits" that you intend to file as Exhibit 99.

Item 17. Undertakings, page 41

20.   Please revise to provide all the applicable undertakings required by Item 512 of
        Regulation S-K. Specifically, it appears that the undertaking required by Item 512(a)(6),
        which relates to the initial distribution of securities, should be included.

Exhibit 5.1

21.   The opinion states that in expressing the opinion, counsel relied upon representations and certificates of the officers of the Company as to any questions of fact. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what representations counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

Exhibit 23.1

22.   We note the consent of your independent registered public accounting firm references a report dated April 8, 2011, however, the report included in the registration statement is dated April 12, 2011. Please file a corrected consent that refers to the report included in your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
       Diane Dalmy